UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.  )*

Issuer Direct Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

46520M204
(CUSIP Number)

May 29, 2024
To amend previous filing with correct date of event
(Date of Event which Requires Filing of this Statement)
Check the appropriate box
to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS

LionGuard Capital Management Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

 0
7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12. TYPE OF REPORTING PERSON (see instructions)

IA

1. NAMES OF REPORTING PERSONS

Andrey Omelchak

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

 0
7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12. TYPE OF REPORTING PERSON (see instructions)

IN

1. NAMES OF REPORTING PERSONS

LionGuard Opportunities Fund L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

 0
7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)  ?

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12. TYPE OF REPORTING PERSON (see instructions)

PN

Item 1.

(a) Name of Issuer

Issuer Direct Corporation

(b) Address of Issuers Principal Executive Offices

1 Glenwood Avenue, Suite 1001, Raleigh NC 27603

Item 2.

(a) Name of Person Filing (each, a Reporting Person)
LionGuard Capital Management Inc. (LionGuard), Andrey Omelchak (Omelchak)
and LionGuard Opportunities Fund L.P.
(LionGuard Opportunities and together with LionGuard and
Omelchak the Reporting Persons)
(b) Address of the Principal Office of the Reporting Persons
1 Westmount Square Suite 1040
Westmount, QC H3Z 2P9

(c) Citizenship
LionGuard is a Canadian corporation. Omelchak is a citizen of Canada.
LionGuard Opportunities is a Canadian limited partnership.
(d) Title of Class of Securities

Common Stock, par value 0.001

(e) CUSIP Number

46520M204

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or
240.13d-2(b) or (c),
check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Sec.
240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Sec.
240.13d-1(b)(1)(ii)(G);
(h) A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition
of an investment company under
section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k) Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover pages for the Reporting Persons and is incorporated herein by reference.

The filing of this Schedule 13G shall not be construed as an admission that any
Reporting Person is, for the purposes of Section 13(d) or 13(g)
of the Securities
Exchange Act of 1934,
as amended, the beneficial owner of any of the shares reported herein.
Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his,
her or its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

As of the date of this Report, the aggregate beneficial ownership of the
Reporting Persons had been reduced to 0%.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification

Certification with respect to LionGuard and Omelchak:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment
fund managers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).
I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Certification with respect to LionGuard Opportunities:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired
and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
240.14a-11.

Exhibits.

Exhibit A Joint Filing Agreement by and between the Reporting
Persons dated July 5, 2024.

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

July 5, 2024 Date

/s/ Andrey Omelchak
Andrey Omelchak, as CEO & CIO of LionGuard Capital Management Inc.

/s/ Andrey Omelchak Andrey Omelchak

/s/ Andrey Omelchak
Andrey Omelchak, as President of LionGuard Opportunities GP Inc.,
the general partner of LionGuard Opportunities Fund L.P.

EXHIBIT INDEX

Ex. Page No.
A Joint Filing Agreement 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Issuer Direct Corporation, dated as of July 5, 2024 is, and any amendments thereto
(including amendments on Schedule 13D) signed by each of the undersigned shall be,
filed on behalf of each of us pursuant to and in accordance
with the provisions of Rule 13d-1(k) under the Securities
Exchange Act of 1934, as amended.

July 5, 2024 Date

/s/ Andrey Omelchak
Andrey Omelchak, as CEO & CIO of LionGuard Capital Management Inc.

/s/ Andrey Omelchak Andrey Omelchak

/s/ Andrey Omelchak
Andrey Omelchak, as President of LionGuard Opportunities GP Inc.,
the general partner of LionGuard Opportunities Fund L.P.